INFORMATION CIRCULAR

     LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia
Canada V6G 2Z6
www.LBIX.com

(all information as at June 1, 2004 unless otherwise noted)

In this Information Circular, unless otherwise specified,
all dollar amounts are expressed in United States dollars.

Persons Making The Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the Company's shareholders (the "Shareholders") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers, employees and/or agents of the Company. Any agents engaged by the Company will be paid according to normal commercial terms, and it is anticipated that costs would not exceed $50,000.

The costs of this solicitation will be borne by the Company.

Appointment Of Proxies

The individuals named in the accompanying form of proxy are directors or officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for the shareholder and on the shareholder's behalf at the Meeting has the right to do so, either by inserting such person's name in the blank space provided in the form of proxy and striking out the two printed names, or by completing another form of proxy.

Voting By Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for. Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of proxy.

When so authorized by the Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion And Return Of Proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or shall be deposited with the Chairman of the Meeting prior to commencement of the Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (a "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with regulatory requirements, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Pacific Corporate Trust Company as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxy

A registered shareholder who has given a form of proxy may revoke it by an instrument in writing executed by the registered shareholder or by the registered shareholder's attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 1100 – 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

Voting Securities And Principal Holders Of Voting Securities

As of June 1, 2004, the Company had issued and outstanding 15,040,169 fully paid and non-assessable common shares without par value in the capital stock of the Company (each, a "common share"). Each common share carries the right to one vote at meetings of members of the Company. The Company has no other classes of voting securities.

Any Shareholder of record at the close of business on May 28, 2004 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such Shareholder's shares voted at the Meeting.

To the best of the knowledge and belief of the directors and senior officers of the Company, as of May 28, 2004, the following persons beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Filed by Automated Filing Services Inc. (604) 609-0244Filed by Automated Filing Services Inc. (604) 609-0244Filed by Automated Filing Services Inc. (604) 609-0244
Shareholder	Number of Shares	Percentage of Issued Capital
Cede & Co. (1)	8,929,300	59.37%
CDS & Co. (2)	2,275,488	15.13%
Northland Properties Corporation (3)	2,020,626	13.43%

(1)	Cede & Co. is an American depository, holding shares on behalf of beneficial owners.
(2)	CDS & Co. is a Canadian depository, holding shares on behalf of beneficial owners.
(3)	Northland Properties is related to R. Thomas Gaglardi, a director of the Company.

Election Of Directors

The Company's board of directors is currently comprised of six directors. These are divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The terms of office of Ralph McRae and Jonathan Merriman, the directors in Class I, will expire at the conclusion of the 2004 Meeting to be held on July 27, 2004 while the terms of office of the directors in Classes II and III expire at the 2005 and 2006 annual general meetings, respectively. Accordingly, the number of directors to be elected at the Meeting is now two.

The persons named below will be presented for election at the Meeting as management's nominees. The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of voting shares of the Company beneficially owned, directly or indirectly, by each of them:

Name, Present Position(s) with the Company (2) , Province/State and Country of Residence	Principal Occupation (1)	Director Since	Common Shares Held (3)
Ralph D. McRae Chairman, President, CEO and Director British Columbia, Canada	Chairman of the Company since March 1996. President and CEO of the Company since November 1996.	March 1996	422,260
Jonathan Merriman (5) Director California, USA	Chairman and CEO of Merriman Curhan Ford & Co. (formerly RTX Securities) since October 2000. Previously was Managing Director of Wells Fargo Van Kasper and Seidler & Company.	January 1999	464,692

The persons named below are current directors whose term of office will continue after the Meeting.

Name, Present Position(s) with the Company (2), Province/State and Country of Residence	Principal Occupation(1)	Director Since	Term Expires	Common Shares Held(3)
Douglas Carlson(4)(5) Director Colorado, USA	Chief Executive Officer of FIJI Water Holdings, LLC since July 1996.	June 1999	August 2005	864,000
Iain J. Harris Director British Columbia, Canada	Chairman and Chief Executive Officer of Summit Holdings Inc.	May 1996- Dec. 2003 and June 2004 et seq.	August 2005	151,000
Peter Buckley(4) Director British Columbia, Canada	President, Old Spaghetti Factory Canada Ltd.	August 1997	August 2006	51,000
Thomas Gaglardi(4) Secretary and Director British Columbia, Canada	President, Northland Properties Corporation and CEO of Sandman Hotels and Moxie's Restaurants	October 1998	August 2006	2,020,626

(1)	Each of the nominees named above has held the principal occupation or employment indicated for at least five years.
(2)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(3)
The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the individuals listed.

(4)	Member of the Company's Audit Committee.
(5)	Member of the Company's Compensation Committee.

If Messrs. McRae and Merriman are elected, they will each hold office as a director until the conclusion of the 2007 annual general meeting of the Company, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act of British Columbia.

An Advance Notice of Meeting was delivered to the British Columbia Securities Commission and the Nasdaq Stock Market on May 26, 2004. No nominations have been received from shareholders of the Company.

Executive Compensation

Form 51-102F6 under the Securities Act (British Columbia) requires the disclosure of compensation received by each "Named Executive Officer" of the Company or its subsidiaries. Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)	the Company's chief executive officer;

(b)	the Company's chief financial officer;

(c)
each of the Company's three most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CDN$150,000 (US$109,834 as at February 29, 2004) per year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

During the most recently completed fiscal year of the Company, namely the year ended February 29, 2004, the Company and its subsidiaries had five Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

						All
						Other
			Annual Compensation		Long Term Compensation	Compensation

Name and	Fiscal			Other Annual	Securities Under Options	Life insurance
Principal	Year	Salary	Bonus	Compensation	Granted during the year	premiums
Position	Ending	(US$)	(US$)	(US$)	(#)	(US$)

Ralph McRae,	2004	nil	nil	351,468	nil	1,210
Chairman,				61,512(1)
President and					nil
CEO	2003	nil	125,000	282,340		808
				53,904(1)
						636
	2002	nil	nil	180,300	500,000 LBI(2) &
				52,434	1,000,000 Quick (3)

Donna	2004	80,263(4)	nil	nil	50,000(2)	584
Higgins,
CFO

Dave Read,	2004	nil	nil	154,300	50,000(2)	nil
President of
LBI Brands,	2003	nil	21,519 (6)	138,193	nil	nil

Inc.	2002	112,008(5)	10,572	nil	nil	544

Robert Miller,	2004	112,112(7)	nil	6,268(8)	nil	189
President of
Leading	2003	150,000	nil	8,400(8)	200,000(2)	nil
Brands of
America, Inc.

Terry Casey,	2004	68,250 (9)	nil	35,250(9)	nil	nil
Senior VP of				4,684(8)
Sales	2003	109,800		7,883(8)	50,000(2)

(1)	BBI Holdings Inc., a company with a director in common with the Company, receives US$5,126 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.

(2)	Leading Brands, Inc. ("LBI")
(3)	Quick, Inc. ("Quick") is a subsidiary of LBI. There is no trading market for the common shares of Quick, Inc. Mr. McRae subsequently relinquished those options.
(4)	Ms. Higgins was appointed CFO of the Company in April 2003. This figure represents 12 complete months during the fiscal year ended February 29, 2004.
(5)	As of December 1, 2001, Mr. Read's status changed from employee to independent contractor.
(6)	Bonus included US$14,438 in cash and US$7,081 in common shares of the Company.
(7)	Mr. Miller's employment with the Company ended in November 2003. This figure represents 9 months during the fiscal year ended February 29, 2004.
(8)	Auto allowance
(9)
Mr. Casey's employment with the Company ended in September 2003, and salary payments continued until January 2004. These figures represent 7 months of salary and 4 months of salary continuance during the fiscal year ended February 29, 2004.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company are granted from time to time to directors, officers and employees as an incentive. During the most recently completed fiscal year, the following incentive stock options were granted by the Company to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal year (1)	Exercise or Base Price (US$/ Security)	Market Value of Securities Underlying Options on the Date of Grant (2) (US$/Security)	Expiration Date
Donna Higgins	50,000	9.74	1.29	1.29	Aug.26, 2008
Dave Read	50,000	9.74	1.29	1.29	Aug.26, 2008

(1)	Total options granted during the last fiscal year were 513,192 .
(2)	Calculated as the closing price of the Company's shares on the Nasdaq SmallCap Market on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

No incentive stock options were exercised by the Named Executive Officers during the most recently completed fiscal year. The following table sets out the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value(1) Realized (US$)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End (US$) Exercisable / Unexercisable (US$)(2)
Ralph McRae	nil	nil	1,000,000 / nil	50,000 / nil
Donna Higgins	nil	nil	78,824 / 71,176	3,941 / 13,059
Dave Read	nil	nil	190,817 / 59,183	9,541 / 12,459
Robert Miller	nil	nil	nil	nil
Terry Casey	nil	nil	nil	nil

(1)	Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.
(2)	In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at February 29, 2004 was US$1.05

Option and SAR Repricings

In order to maintain the incentive nature of stock options previously granted by the Company to Named Executive Officers, directors and employees, the Company reprices its stock options from time to time where there has been a decline in the market price of the Company's shares.

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan for its officers and key employees, under which benefits are determined by final compensation and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company during the most recently completed fiscal year.

Compensation Committee

The Company's Compensation Committee (the "Committee") consists of Jonathan Merriman, and Douglas Carlson.

Report on Executive Compensation

The Committee is responsible for, among other things, reviewing and determining the annual salary, bonus/profit sharing and other compensation levels of the executive officers of the Company. Compensation matters may also be reviewed and approved by the entire board of directors.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization which perceives people as its single most important asset. The Committee's philosophy is to provide sufficient compensation opportunities for executives of the Company in order to attract, retain and motivate the best possible management team to lead the Company in the achievement of its performance goals. The Committee believes that compensation significantly based on performance is more likely to enhance the continuing financial success of the Company and the improvement of shareholder value. In furtherance of these goals, the Company has developed a profit participation plan for senior management and an employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management's interests with those of the shareholders of the Company in the sustained growth of shareholder value.

Compensation Elements and Determination Process. For the financial year ended February 29, 2004, compensation for executive officers of the Company consisted of a fixed base salary and long term compensation in the form of stock options. Bonuses may be allocated by the Compensation Committee. Salary levels will be reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and company performance, salary trends in the Company's business sector, and any increase in responsibilities assumed by the executive. To aid in its assessments and with its ongoing responsibilities, the Committee will, from time to time, retain independent consultants to advise on compensation matters.

Compensation of Chief Executive Officer. The compensation of the chief executive officer is determined in accordance with the considerations described above, and in particular, by comparison to competitive compensation packages of chief executive officers of other companies of comparable size and complexity.

Summary. In summary, the Committee is ultimately responsible for determining, affirming or amending the level and nature of executive compensation of the Company. The Committee will have access, at the expense of the Company, to independent, outside compensation consultants for both advice and competitive data for the purpose of making such determinations. The Committee believes that the compensation policies and programs outlined above will ensure that levels of executive compensation truly reflect the performance of the Company, thereby serving the best interests of the shareholders.

Respectfully submitted by the Compensation Committee:

Douglas Carlson
Jonathan Merriman

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on February 28, 1999 with the cumulative total return of the NASDAQ Composite Index ("NASDAQ Index") for the five most recently completed fiscal years of the Company.

LEADING BRANDS, INC. ("LBIX")

Comparison of Five Year Total Common Shareholders' Return

	1999	2000	2001	2002	2003	2004
LBIX PRICE (US$)	$1.031	$2.406	$0.781	$1.85	$1.96	$1.05
NASDAQ INDEX	2288.03	4696.69	2151.83	1731.49	1337.52	2029.82

Compensation of Directors

For the fiscal year ended February 29, 2004 directors who are not executive officers of the Company received US$1,098 per quarter (pro-rated for those serving less than a full quarter) and US$366 for each directors' meeting and committee meeting attended. Directors also receive stock options.

BBI Holdings Inc. ("BBI"), which is controlled by Ralph McRae, receives US$5,126 per month for consulting services provided by Mr. McRae and another director of BBI. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers.

Indebtedness Of Directors, Executive And Senior Officers

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest Of Informed Persons In Material Transactions

Except as disclosed herein, since the commencement of the last completed fiscal year, no informed person of the Company, nominee for director, or any associate or affiliate of any informed person or nominee, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

In December 2002, Northland Properties Corporation ("NPC"), a company related to a director of Leading Brands, Inc., converted 2,000,000 Class E preferred shares to 788,626 common shares at the rate of US$1.75 per share. This transaction increased NPC's percentage ownership of the Company's outstanding shares from 8.66% as at February 28, 2002 to 13.52% at February 28, 2003.

Appointment Of Auditor

The management of the Company intends to nominate BDO Dunwoody LLP, Chartered Accountants, for appointment as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. BDO Dunwoody LLP was first appointed as auditor on December 13, 2001.

Management Contracts

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

Particulars of Matters to be Acted Upon

Incentive Stock Options

Director, officer, consultant and employee stock options (commonly referred to as incentive stock options) are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

In August 2003, shareholders approved a resolution permitting the directors of the Company to grant to directors, officers, consultants and employees of the Company incentive stock options to purchase up to 500,000 additional common shares in the capital of the Company, prior to the 2004 Annual General Meeting. None of these additional options have been granted. Accordingly, shareholder approval will be sought to continue the authority of the directors to grant to directors, officers, consultants and employees of the Company incentive stock options to purchase up to an additional 500,000 common shares in the capital of the Company, for such periods, in such amounts and at such prices per share as agreed upon and at the discretion of the board of directors in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company.

The full text of the ordinary resolution relating to the approval of the additional incentive stock options is attached hereto as Schedule "A".

Other Matters

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

The Company will provide to any shareholder, upon request to the Director of Corporate Affairs, copies of this Information Circular and the Annual Report, including the most recent audited financial statements, and interim financial statements. Copies of these documents are also available on SEDAR at www.sedar.com.

Directors' Approval

This Information Circular contains information as at June 1, 2004, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 23rd day of June, 2004

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ralph McRae
Ralph D. McRae, Chairman, President and
Chief Executive Officer

WHEREAS:

SCHEDULE "A"

APPROVAL OF GRANTING OF INCENTIVE STOCK OPTIONS

1.
In August 2003, shareholders approved a resolution permitting the directors of the Company to grant to directors, officers, consultants and employees of the Company incentive stock options to purchase up to 500,000 additional common shares in the capital of the Company, prior to the 2004 Annual General Meeting.

2.	None of the additional stock options have been granted.

RESOLVED THAT:

1.
the directors are authorized in their absolute discretion to grant to directors, officers, consultants and employees of the Company, who may be insiders of the Company (as that term is defined in the Securities Act (British Columbia), incentive stock options to purchase up to 500,000 additional common shares of the Company, from time to time.

2.	incentive stock options previously granted to insiders of the Company during the prior year be ratified, approved and confirmed;

3.	the directors be authorized to amend incentive stock options held by insiders of the Company during the ensuing year; and

4.	no further shareholder approval will be required prior to the exercising of these options or amended options.